FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Wainua (eplontersen) granted first US FDA approval

22 December 2023

Wainua (eplontersen) granted first-ever regulatory approval in the US for the treatment of adults with polyneuropathy of hereditary transthyretin-mediated amyloidosis

US FDA approval based on NEURO-TTRansform Phase III results showing Wainua demonstrated consistent and sustained benefit improving neuropathy impairment and quality of life

Additional regulatory reviews underway in rest of world

AstraZeneca and Ionis' Wainua (eplontersen) has been approved in the US for the treatment of the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults, commonly referred to as hATTR-PN or ATTRv-PN.1 Wainua is the only approved medicine for the treatment of ATTRv-PN that can be self-administered via an auto-injector.2-4

The approval by the US Food and Drug Administration (FDA) was based on the positive 35-week interim analysis from the NEURO-TTRansform Phase III trial, which showed patients treated with Wainua demonstrated consistent and sustained benefit on the co-primary endpoints of serum transthyretin (TTR) concentration and neuropathy impairment measured by modified Neuropathy Impairment Score +7 (mNIS+7), and key secondary endpoint of quality of life (QoL) on the Norfolk Quality of Life Questionnaire-Diabetic Neuropathy (Norfolk QoL-DN).2,5 Positive results from the NEURO-TTRansform Phase III trial were published in The Journal of the American Medical Association (JAMA) further demonstrating the benefit of Wainua across the spectrum of ATTRv-PN at 35, 66 and 85 weeks.2

Michael J. Polydefkis, M.D., Professor of Neurology at Johns Hopkins University School of Medicine and an investigator in the NEURO-TTRansform study, said: "Many people living with hereditary transthyretin-mediated amyloid polyneuropathy are unable to fully enjoy their lives because of the relentless, progressive and debilitating effects of the disease. Approval of Wainua represents a meaningful advancement in treatment, one that gives those who are living with transthyretin-mediated amyloid polyneuropathy help managing the disease."

ATTRv-PN is a debilitating disease that leads to peripheral nerve damage with motor disability within five years of diagnosis and, without treatment, is generally fatal within a decade.6 Wainua is a ligand-conjugated antisense oligonucleotide (LICA) medicine designed to reduce the production of TTR protein at its source to treat both hereditary and non-hereditary forms of transthyretin-mediated amyloidosis (ATTR).3,7,8

Ruud Dobber, Executive Vice-President, BioPharmaceuticals Business Unit, AstraZeneca, said: "There is an urgent medical need for new therapies for people living with hereditary transthyretin-mediated amyloid polyneuropathy. The US approval of Wainua offers a new treatment option that provides consistent and sustained reduction in serum TTR concentration compared to baseline while halting disease progression and improving quality of life for people living with this debilitating condition."

Isabelle Lousada, President and CEO, Amyloidosis Research Consortium, said: "People with hereditary transthyretin-mediated amyloid polyneuropathy, and other forms of amyloidosis, are often misdiagnosed since symptoms can mirror other conditions. The path to getting an accurate diagnosis can often be a long, arduous journey and it is critical that a timely and accurate diagnosis is made not only for the individual experiencing symptoms but for their families and loved ones. It is exciting to see new innovations coming through and increased efforts to raise awareness in an area that has often been overlooked or neglected."

As part of a global development and commercialisation agreement, AstraZeneca and Ionis will commercialise Wainua for the treatment of ATTRv-PN in the US and are seeking regulatory approval in Europe and other parts of the world.8 This agreement was recently expanded to include exclusive rights for AstraZeneca to commercialise Wainua in Latin America in addition to all other countries outside the US.9 Wainua was granted Orphan Drug Designation in the US and in the EU for the treatment of ATTR.9,10 Wainua will be available in the US in January 2024.

Brett P. Monia, Ph.D., chief executive officer at Ionis, said: "The FDA approval of Wainua marks an important milestone for people living with hereditary transthyretin-mediated amyloid polyneuropathy, who will now have an effective, well-tolerated treatment that can be self-administered via auto-injector to combat this devastating disease. It is also a pivotal moment for Ionis as Wainua will be the first in a steady cadence of potential commercial launches for the company. We are proud to have discovered and, together with AstraZeneca, developed Wainua, and are grateful to the patients, caregivers and investigators who participated in our clinical studies, as well as for the dedication of our scientists and researchers."

Eplontersen is currently being evaluated in the CARDIO-TTRansform Phase III trial for treatment of transthyretin-mediated amyloid cardiomyopathy (ATTR-CM), a systemic, progressive and fatal condition that typically leads to progressive heart failure and often death within three-to-five years from disease onset.11-13

Notes
TTR Amyloidosis
ATTR cardiomyopathy and polyneuropathy are progressive systemic diseases caused by aging or genetic mutations (variants), resulting in misfolded TTR protein and accumulation as amyloid fibrils in the cardiac myocardium and peripheral nerves, respectively.11,12 In patients with ATTR, both hereditary and wild type (non-hereditary), TTR protein builds up as fibrils in tissues, such as the peripheral nerves and heart, gastrointestinal system, eyes, kidneys, central nervous system, thyroid and bone marrow.3,11 The presence of TTR fibrils interferes with the normal functions of these tissues.12 As the TTR protein fibrils accumulate, more tissue damage occurs and the disease worsens, resulting in poor QoL and eventually death.12 Worldwide, there are an estimated 300,000 - 500,000 patients with ATTR-CM and about 40,000 patients with ATTRv-PN.3,12

NEURO-TTRansform
NEURO-TTRansform is a global, open-label, randomised trial evaluating the efficacy and safety of eplontersen in patients with ATTRv-PN.2,5 The trial enrolled adult patients with ATTRv-PN Stage 1 or Stage 2 compared to the external placebo group from the TEGSEDI® (inotersen) NEURO-TTR registrational trial that Ionis completed in 2017.2,5The comparison of efficacy and safety for Wainua versus external placebo was based on data up to week 66, and all patients were followed on treatment until week 85, when they had the option to transition into an open-label extension study, which is still ongoing.2,5

Wainua
Wainua (eplontersen) is a ligand-conjugated antisense oligonucleotide (LICA medicine designed to reduce the production of transthyretin, or TTR protein.2,7 Wainua has been approved in the US for the treatment of the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults (also referred to as ATTRv-PN).1

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Wainua (eplontersen) US prescribing information; 2023.
2.   Coelho T, et al. Eplontersen for Hereditary Transthyretin Amyloidosis With Polyneuropathy. JAMA. 2023;330(15):1448-1458.
3.   Ionis Pharmaceuticals [Internet]. Annual Report, 2022 [last accessed 11 December 2023]. Available from: https://ir.ionispharma.com/static-files/db9dff5d-8683-485a-a517-15e264fe7532.
4.   Benson MD, et al. Diagnosis and screening of patients with hereditary transthyretin amyloidosis (hATTR): Current strategies and guidelines. Ther Clin Risk Manag. 2020;16:4749-758.
5.   Coelho T, et al. Design and Rationale of the Global Phase 3 NEURO-TTRansform Study of Antisense Oligonucleotide AKCEA-TTR-LRx(ION-682884-CS3) in Hereditary Transthyretin-Mediated Amyloid Polyneuropathy. Nerol Ther. 2021 Jun;10(1):375-389.
6.   Cortese A, et al. Diagnostic challenges in hereditary transthyretin amyloidosis with polyneuropathy: avoiding misdiagnosis of a treatable hereditary neuropathy. J Neurol Neurosurg Psychiatry. 2017;88(5):457-458.
7.   Coelho T, et al. Characteristics of Patients with Hereditary Transthyretin Amyloidosis-Polyneuropathy (ATTRv-PN) in NEURO-TTRansform, an Open-label Phase 3 Study of Eplontersen. Neurol Ther. 2023;12:267-287.
8.   Ionis Pharmaceuticals [Internet]. Eplontersen continued to show improvement in ATTRv-PN through 85 weeks [last accessed 11 December 2023]. Available from: https://ir.ionispharma.com/news-releases/news-release-details/eplontersen-continued-show-improvement-attrv-pn-through-85-weeks.
9.   Ionis Pharmaceuticals [Internet]. Ionis expands eplontersen agreement with AstraZeneca to include exclusive rights in Latin America [last accessed 11 December 2023]. Available from: https://ir.ionispharma.com/news-releases/news-release-details/ionis-expands-eplontersen-agreement-astrazeneca-include.
10.  European Commission. Commission Implementing Decision of 13.10.2023 relating to the designation of "Eplontersen" as an orphan medicinal product under Regulation (EC) No 141/2000 of the European Parliament and of the Council [last accessed 11 December 2023]. Available from: https://ec.europa.eu/health/documents/community-register/2023/20231013160615/dec_160615_en.pdf.
11.  Viney N, et al. Ligand conjugated antisense oligonucleotide for the treatment of transthyretin amyloidosis: preclinical and phase 1 data. ESC Heart Failure. 2021; 8:652-661.
12.  Rintell D, et al. Patient and family experience with transthyretin amyloid cardiomyopathy (ATTR-CM) and polyneuropathy (ATTR-PN) amyloidosis: results of two focus groups. Orphanet J Rare Dis. 2021;16:70.
13.  Columbia University Irving Medical Center [Internet]. Drug Reduces Death from Underdiagnosed Form of Heart Failure [last accessed 11 December 2023]. Available from: https://www.cuimc.columbia.edu/news/drug-reduces-deaths-underdiagnosed-form-heart-failure.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 December 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary